Interim Consolidated Financial Statements

For the three and nine months ended June 30, 2013
(unaudited)

THE CASH STORE FINANCIAL SERVICES INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except share and per share amounts)
(unaudited)

	Three Months Ended		Nine Months Ended
	June 30 2012	June 30 2013	June 30 2012	June 30 2013
REVENUE
Loan fees	$36,204	$37,657	$99,641	$112,943
Other income - Note 5	12,454	8,671	36,954	29,545
	48,658	46,328	136,595	142,488

OPERATING EXPENSES
Salaries and benefits	16,493	14,902	51,021	43,689
Provision for credit losses - Note 4	10,104	7,587	21,570	24,130
Retention payments	554	2,444	9,382	5,878
Selling, general and administrative	5,725	5,733	18,620	15,778
Rent	4,719	4,343	14,396	13,234
Advertising and promotion	1,212	1,693	3,965	4,499
Depreciation of property and equipment	1,675	1,589	5,236	4,717
	40,482	38,291	124,190	111,925
OPERATING MARGIN	8,176	8,037	12,405	30,563

CORPORATE AND OTHER EXPENSES
Corporate expenses	5,394	8,602	16,977	24,593
Interest expense	4,536	4,660	7,773	13,907
Depreciation of property and equipment	100	809	687	1,347
Amortization of intangible assets	1,670	1,987	3,170	5,615
Branch closure costs	908	24	908	24
Impairment of property and equipment	—	522	3,017	522
Expense to settle pre-existing relationships with third-party lenders	—	—	36,820	—
LOSS BEFORE INCOME TAXES	(4,432)	(8,567)	(56,947)	(15,445)

INCOME TAXES - Note 7
Current (recovery)	(226)	(3,104)	(796)	(4,738)
Deferred (recovery)	(635)	1,431	(12,380)	2,169
	(861)	(1,673)	(13,176)	(2,569)

NET LOSS AND COMPREHENSIVE LOSS	(3,571)	(6,894)	(43,771)	(12,876)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - Note 9
Basic	17,430,880	17,571,813	17,426,276	17,561,758
Diluted	17,430,880	17,571,813	17,426,276	17,561,758

BASIC EARNINGS (LOSS) PER SHARE
Net loss and comprehensive loss	(0.20)	(0.39)	(2.51)	(0.73)

DILUTED EARNINGS (LOSS) PER SHARE
Net loss and comprehensive loss	(0.20)	(0.39)	(2.51)	(0.73)
 See accompanying notes to the interim consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.
INTERIM CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian Dollars)
(unaudited)

	September 30, 2012	June 30, 2013
ASSETS

Current Assets
Cash	$13,598	$11,525
Restricted cash - Note 3	5,541	12,788
Consumer advances receivable, net - Note 4	32,440	32,847
Other receivables - Note 5	19,481	13,808
Prepaid expenses and other assets	2,454	2,327
Income taxes receivable	4,576	5,801
Deferred tax assets	12,183	9,772
	90,273	88,868

Long term receivable - Note 5	460	450
Deposits and other assets	1,162	1,716
Deferred tax assets	424	860
Deferred financing costs	7,523	6,557
Property and equipment, net of accumulated depreciation of $36,180 and $39,276	23,157	19,099
Intangible assets, net of accumulated amortization of $7,831 and $12,037	39,760	35,502
Goodwill	39,685	39,685
	$202,444	$192,737

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	$1,055	$809
Accrued liabilities - Note 6	27,882	30,542
Current portion of deferred revenue	1,000	1,000
Current portion of deferred lease inducements	436	359
Current portion of obligations under capital leases and other obligations	1,180	1,169
	31,553	33,879

Deferred revenue	3,917	3,215
Deferred lease inducements	985	711
Obligations under capital leases and other obligations	3,608	3,770
Senior secured notes - Note 8	126,033	126,878
Deferred tax liabilities	2,832	3,025
	168,928	171,478

SHAREHOLDERS' EQUITY
Share capital, number of voting common shares, issued and outstanding - 17,496,646 and 17,571,813 - Note 9	46,652	47,091
Additional paid-in capital	4,700	4,880
Retained earnings	(17,836)	(30,712)
	33,516	21,259
	$202,444	$192,737

Litigations, Claims and Contingencies - Note 11
Subsequent Event - Note 15

Approved by the Board:

Signed "Gordon J. Reykdal"	Signed "J. Albert Mondor"
Director	Director

See accompanying notes to the interim consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands of Canadian Dollars)
(unaudited)

	Common Shares	Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
Balance, September 30, 2011	$46,149	$4,178	$31,955	$82,282
Net loss and comprehensive loss	—	—	(43,522)	(43,522)
Dividends to common shareholders	—	—	(6,269)	(6,269)
Issuance of common shares	503	(211)	—	292
Stock-based compensation expense	—	733	—	733
Total of other equity movements	503	522	(6,269)	(5,244)
Balance, September 30, 2012	$46,652	$4,700	$(17,836)	$33,516
Net loss and comprehensive loss	—	—	(12,876)	(12,876)
Issuance of common shares	439	(182)	—	257
Stock-based compensation expense	—	362	—	362
Total of other equity movements	439	180	—	619
Balance, June 30, 2013	$47,091	$4,880	$(30,712)	$21,259

See accompanying notes to the interim consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian Dollars)
(unaudited)

	Three Months Ended		Nine Months Ended
	June 30, 2012	June 30, 2013	June 30, 2012	June 30, 2013

Cash provided by (used in):

OPERATING ACTIVITIES
Net loss	(3,571)	(6,894)	(43,771)	(12,876)
Items not affecting cash:
Depreciation of property and equipment	1,775	2,398	5,923	6,064
Amortization of intangible assets	1,670	1,987	3,170	5,615
Impairment of assets	—	522	3,017	522
Provision for credit losses - Note 4	10,104	7,587	21,570	24,130
Expense to settle pre-existing relationships with third-party lenders	—	—	36,820	—
Stock-based compensation	189	99	575	362
Accretion of long-term debt discount and amortization of deferred financing costs	545	633	898	1,832
Deferred income taxes	(635)	1,431	(12,380)	2,169

Change in non-cash working capital:
Consumer advances receivable, net	(13,123)	(9,960)	(12,258)	(24,537)
Other receivables and long-term receivables	(3,067)	1,107	(9,993)	5,683
Prepaid expenses, deposits and other assets	(188)	(585)	485	(427)
Income taxes receivable	(198)	(2,921)	(1,693)	(1,225)
Accounts payable and accrued liabilities	9,587	4,709	11,619	(1,046)
Income taxes payable	(1)	—	(132)	—
Deferred revenue	(250)	(202)	(944)	(702)
Deferred lease inducements	(185)	(155)	(47)	(351)
	2,652	(244)	2,859	5,213

INVESTING ACTIVITIES
Acquisition of short-term advances	—	—	(27,235)	—
Expense to settle pre-existing relationships with third-party lenders	—	—	(36,820)	—
Cash restricted	—	(3,432)	3,157	(7,247)
Funding from (paid to) third-party lenders	3,363	3,432	3,128	3,906
Purchase of intangible assets	(95)	35	(29,955)	(470)
Purchase of property and equipment	(332)	(686)	(2,766)	(2,381)
	2,936	(651)	(90,491)	(6,192)

FINANCING ACTIVITIES
Repayment of obligations under capital leases and other obligations	(26)	(597)	(440)	(1,330)
Proceeds from issuance of senior secured notes	—	—	102,577	—
Deferred financing costs	(902)	—	(8,274)	(21)
Dividends paid on common shares	(1,040)	—	(5,222)	—
Issuance of common shares	17	—	67	257
	(1,951)	(597)	88,708	(1,094)

INCREASE (DECREASE) IN UNRESTRICTED CASH	3,637	(1,492)	1,076	(2,073)
UNRESTRICTED CASH, BEGINNING OF PERIOD	10,473	13,017	13,034	13,598
UNRESTRICTED CASH, END OF PERIOD	14,110	11,525	14,110	11,525

Supplemental cash flow information:
Interest paid	36	168	7,788	8,013
Interest received	1	9	4	22
Income taxes paid (inclusive of tax refunds)	30	(190)	1,086	(3,520)
Non-cash investing and financing activities:
Addition of capital lease obligations and other obligations	344	170	982	1,481
Addition of consumer loans portfolio in exchange for senior secured notes	—	—	22,779	—
Addition to property and equipment related to an asset under construction	622	—	11,810	—

 See accompanying notes to the interim consolidated financial statements

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Nature of Business

The Cash Store Financial Services Inc. (TSX: CSF, NYSE: CSFS) (the “Company” or “The Cash Store Financial”) operates primarily under two branch banners: Cash Store Financial and Instaloans. The Company acts as a lender and broker to facilitate short-term advances and lines of credit, as well as, to provide other financial services to income-earning consumers. The Company has operations in Canada and in the United Kingdom.

Although the Company’s business is not significantly affected by seasonality, the Company typically experiences its strongest revenues in the third and fourth quarters (which correspond with tax season and the summer months) followed by the first quarter (Christmas/holiday season). The second quarter is typically the weakest. In addition to seasonal demand, quarterly results are impacted by the number and timing of new branch openings and new product lines offered.

The Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd.  operate in the United States under the name "Cash Store". The Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Note 1 – Summary of Significant Accounting Policies and Other Matters

(a)	Basis of Presentation

These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

These interim consolidated financial statements do not include all information and footnotes required by U.S. GAAP for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 30, 2012 filed with Canadian securities regulators and the Company’s Annual Report on Form 20-F/A for the fiscal year ended September 30, 2012 filed with the United States Securities and Exchange Commission.

In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results of operations for the three and nine months ended June 30, 2013 are not necessarily indicative of the results that may be expected for a full fiscal year.

All figures are presented in Canadian dollars, unless otherwise disclosed.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 1 – Summary of Significant Accounting Policies and Other Matters (continued)

(b)	Use of Estimates

The preparation of the interim consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenue and expenses during the reporting periods. Certain significant judgments, estimates and assumptions, such as those related to the allowance for credit losses, valuation of acquired loans and line of credit advances, valuation of goodwill and intangible assets, deferred income taxes, the inputs in the calculation of financial covenants under the indenture governing the senior secured notes, and accrued liabilities related to litigation and claims, depend upon subjective or complex judgments about matters that may be uncertain, and changes in those estimates could materially impact the consolidated financial statements. Actual results could differ from those estimates made by management.

(c)	Revenue Recognition

Revenue arising from direct lending of consumer advances (including: short-term advances and line of credit advances) to customers is recognized on a constant yield basis ratably over the term of the related loan, in loan fees in the consolidated statement of operations. Direct loan origination costs are deferred and recognized as a reduction in the yield of the related loan over its life. The Company charges late interest and default fees on direct lending consumer advances in default status. Late interest and default fees are recorded once collected in other income.

Revenue from brokering short-term advances for customers is reported in loan fees on the statement of operations and is recognized once all services have been rendered, all advance amounts have been received by the customer, and the brokerage fee has been collected. Late interest and default fees are recorded once collected in other income.

Revenue from brokering and the credit assessment of lines of credit advances for customers is reported in loan fees on the statement of operations and is recognized once all services have been rendered, all advance amounts have been received by the customer, and the brokerage and credit assessment fees have been collected.

Included in other income in the consolidated statement of operations is revenue from insurance products, card fees, banking services, interest and default fees collected, money transfer, cheque cashing and other miscellaneous services and fees. For these services, revenue is recognized when the transactions are completed at the point-of-sale in the branch and the related fee charged has been collected from the customer. Services where the Company acts as an agent on behalf of third-party providers include banking services, card products, money transfers, bill payment services, and insurance products and is classified as agency fee income in Note 5(b).

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 1 – Summary of Significant Accounting Policies and Other Matters (continued)

(d)	Retention Payments

When the Company acts as a broker on behalf of income earning consumers seeking short-term advances and lines of credit advances, the funding is provided by third-party lenders. These short-term advances and lines of credit advances provided by the third-party lenders are repayable by the customer to the third-party lenders and represent assets of the lenders; accordingly, they are not included on the Company’s consolidated balance sheet.

To facilitate the short-term advance and line of credit advance business, the Company has entered into agreements with third-party lenders who are prepared to consider lending to the Company’s customers. Pursuant to these agreements, the Company provides services to the lenders related to the collection of documents and information as well as collection services. Under the terms of the Company’s agreements with third-party lenders, responsibility for losses suffered on account of uncollectible advances rests with the third-party lender, unless the Company has not properly performed its duties as set forth under the terms of the agreement. The significant duties under the terms of the agreements generally include ensuring that any proposed short-term advance or line of credit advance was applied for through an authorized outlet, ensuring each potential customer meets the short-term advance or line of credit advance selection criteria as set forth by the third-party lender prior to approval and release of funding, satisfying the documentation requirements in a full and timely manner, providing management services throughout the term of the short-term advance or line of credit advance and providing collection services on behalf of the third-party lender for all short-term advances and lines of credit advances funded which are not paid in full by the due date, all of which while ensuring information system integrity is maintained. In the event the Company does not properly perform its duties and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement.

The Company’s board of directors (the “Board of Directors”) regularly approves a resolution which authorizes management to pay an amount of retention payments per quarter to third-party lenders as consideration to those lenders that continue to be willing to fund advances to the Company’s customers. While the third-party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments. Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

Also included in retention payments are amounts paid to third-party lenders to purchase line of credit advances that exceed the advance's fair value. The arrangements with the third party lenders permit the Company, at its discretion to purchase advances brokered for consideration of at least its fair value.

(e)	Provision for Credit Losses

Advances in default consist of direct lending consumer advances originated by the Company which are past due. The Company defines a past due or delinquent advance whereby payment has not been received in full from the customer on or before its maturity. A provision for credit loss is recorded when the Company no longer has reasonable assurance of timely collection of the full amount of principal and interest. In determining whether the Company will be unable to collect all principal and interest payments due, the Company assesses relevant internal and external factors that affect loan collectability, including the amount of outstanding advances owed to the Company, historical percentages of advances written off, current collection patterns and other current economic trends. The provision for credit losses reduces the carrying amount of consumer advances receivables to their estimated realizable amounts. The provision is primarily based upon models that analyze specific portfolio

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 1 – Summary of Significant Accounting Policies and Other Matters (continued)

(e)	Provision for Credit Losses (continued)

statistics, and also reflects, to a lesser extent, management’s judgment regarding overall accuracy. The provision is reviewed monthly, and any additional provision as a result of historical loan performance, current and expected collection patterns and current economic trends is included in the provision for credit losses at that time. If the advances remain past due for an extended period of time, a provision for the entire amount of the advance is recorded. The Company’s policy for charging off uncollectible consumer advances originated by the Company is to write the advance off when it remains in default status for an extended period of time without any extended payment arrangements made. Advances to customers who file for bankruptcy are written off upon receipt of the bankruptcy notice. Recoveries on previous amounts written off are credited against the provision for credit losses expense.

(f)	Consumer Advances Receivable

Unsecured short-term advances that the Company originates on its own behalf are reflected on the balance sheet in consumer advances receivable. Consumer advances receivable are reported net of a provision as described above in “Provision for Credit Losses” and any deferred fees or costs. Origination fees on these advances, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the effective interest method.

Consumer advances receivable that bear interest are placed on nonaccrual status once the loan becomes past due. Interest and default fees on past due advances receivable is recorded once collected.

Acquired Short-Term Advances and Line of Credit Advances

Short-term advances and line of credit advances acquired from the Company’s third-party lenders fall within the scope of FASB ASC 310-30, “Receivables – Loans and Debt Securities Acquired with Deteriorated Credit Quality” as they have evidence of deterioration in credit quality since origination and for which it is probable, at acquisition, that all contractually required payments will not be collected. As such, acquired short-term advances and line of credit advances are accounted for separately from short-term advances and line of credit advances originated by the Company and are initially recorded at fair value, which represents expected cash flows discounted at a market rate of interest. The Company’s estimate of fair value of acquired short-term advances and line of credit advances includes assumptions regarding the amount and timing of both principal and interest payments, future credit losses, prepayments and discount rates. A provision for credit losses is not recorded at the acquisition date on acquired short-term advances because the fair value incorporates an estimate of expected credit losses. A loss on the acquisition of lines of credit advances is included in retention payments expense if the purchase price is greater than the fair value of the pooled portfolio of line of credit advances acquired. Quarterly acquisitions of the lines of credit advances are pooled for reporting purposes.

Income recognition on acquired short-term advances and line of credit advances is based on a reasonable expectation of the timing and amount of cash flows to be collected. The expected cash flows in excess of fair value are recorded as interest income over the remaining life of the loan (accretable difference). The excess of contractual principal and interest over the expected cash flows is not recorded (non accretable difference). Subsequent to the acquisition date, any increases in cash flow over those expected at the purchase date in excess of the fair value that are significant and probable are recorded as an adjustment to the accretable difference on a prospective basis. Any subsequent decreases in cash flow below those expected at the purchase date that

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 1 – Summary of Significant Accounting Policies and Other Matters (continued)

(f)	Consumer Advances Receivable (continued)

Acquired Short-Term Advances and Line of Credit Advances (continued)

are significant and probable are recognized through an immediate reduction in the carrying amount of the portfolio and included in the provision for credit loss expense.

The determination of fair value of acquired short-term advances and line of credit advances relies heavily on estimates and significant judgments regarding future collections. Changes in those estimates could materially impact the interim consolidated financial statements.

Transfer of Short Term Advances

Short term advances that the Company has originated on its own behalf may be transferred to third-party lenders in exchange for cash. When advances are transferred to third-party lenders it is done so at fair value. The determination of fair value relies on estimates and judgments regarding future collections using the methodology described in Note 1 (e) to these interim consolidated financial statements.

Under the terms of the arrangements with the Company’s third-party lenders, the Company is maintained as the lender on record for the transferred advances and must continue to deal with, collect, maintain and enforce such advances on the third-party lenders behalf in all respects. The Company must pay a participation fee to the third-party lenders based on the principal of all advances collected for the agreed term of the advance at a rate that is equivalent to the interest rate accrued on the transferred advance. The participation fee is recorded in retention payments expense.

(g)	Impairment

Property and equipment and intangible assets subject to amortization

Property and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.

If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of these assets which may include: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and, achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of these assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 1 – Summary of Significant Accounting Policies and Other Matters (continued)

(g)	Impairment (continued)

Property and equipment and intangible assets subject to amortization (continued)

Recoverability of these assets is assessed by a comparison of the carrying amount of an asset group to the sum of future undiscounted cash flows expected to be generated from the use and eventual disposition of the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. An asset group is the lowest level for which there are separate identifiable cash flows. For property and equipment, an asset group typically represents an individual branch. Any assets to be disposed of by sale are reported at the lower of carrying amount or fair value less costs to sell. Such assets are not depreciated while they are classified as held-for-sale.

During the three months ended June 30, 2013, as a result of certain events and circumstances, including recent operating results and regulatory matters, the Company determined that it was necessary to test the recoverability of certain branches and the asset group containing the Company's corporate property and equipment that is not allocated to individual branches. The Company recorded an impairment charge of $522 as a result of impairments identified in 25 branches in Canada in the three months ended June 30, 2013, and determined that the asset group containing the Company's corporate property and equipment was recoverable as at June 30, 2013.

Intangible assets subject to amortization

For intangible assets subject to amortization, which include non-compete agreements, favourable supplier relationships, proprietary knowledge and software intangibles, impairment testing is performed using the expected undiscounted cash flows of the Canadian reporting unit.

The Company determined that the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the Canadian reporting unit was greater than the carrying amount of the Canadian reporting unit and accordingly no impairment existed at June 30, 2013.

Brand name

The brand name intangible asset is tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate the asset might be impaired. The impairment test consists of a comparison of the fair value of the brand name with its carrying value. If the carrying amount exceeds its fair value, an impairment is recognized equal to the amount of the excess.

Goodwill

Goodwill is tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate it may be impaired. The Company assesses qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test. If the qualitative assessment results in a determination that goodwill has more-likely-than-not been impaired, the Company performs the two-step goodwill impairment test. In the first step, the carrying amount of the reporting unit, including goodwill, is compared to its fair value. When the fair value of the reporting unit

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 1 – Summary of Significant Accounting Policies and Other Matters (continued)

(g)	Impairment (continued)

Goodwill (continued)

exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit's goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

As a result of the factors discussed above that required a recoverability test to be performed over certain branches and the Company's intangible assets subject to amortization, the Company completed an impairment test on goodwill and the Instaloans brand name on June 30, 2013 and determined that there was no impairment of goodwill as the fair value of the Company's Canadian reporting unit exceeded its carrying value and the fair value of the Instaloans brand name exceeded its carrying value as at June 30, 2013.

Note 2 – Changes in Accounting Policies and Practices

The following standards were adopted for the three and nine month period ended June 30, 2013:

In September 2011, FASB issued ASU No. 2011-08 “Intangibles – Goodwill and Other”. This ASU will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The ASU is effective for fiscal years beginning after December 15, 2011. The adoption of the provisions of ASU No. 2011-08 has not had a material impact on the Company’s interim consolidated financial statements.

In December 2011, FASB issued ASU No. 2011-11 “Disclosures about Offsetting Assets and Liabilities”. This ASU attempts to provide users of financial statements with information to understand the extent of offsetting in the statement of financial position and improve comparability between International Financial Reporting Standards and U.S. GAAP. The adoption of the provisions of ASU No. 2011-11 has not had a material impact on the Company’s interim consolidated financial statements.

In July 2012, FASB issued ASU No. 2012-02 “Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment”. This ASU attempts to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with “Intangibles – Goodwill and Other – General Intangibles Other than Goodwill (Subtopic 350-30)”. The adoption of the provisions of ASU No. 2012-02 has not had a material impact on the Company’s interim consolidated financial statements.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 2 – Changes in Accounting Policies and Practices (continued)

Accounting Pronouncements Not Yet Adopted:

In February 2013, FASB issued ASU No. 2013-04 “Liabilities – Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date - (Topic 405)”. This ASU provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date except for obligations addressed within existing guidance in U.S. GAAP. ASU No. 2013-04 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2013. The Company is currently evaluating the impact of the adoption of the provisions of ASU No. 2013-04 on its consolidated financial statements.

In July 2013, FASB issued ASU No. 2013-11 “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists - (Topic 740).” This ASU provides guidance on the financial statement presentation of unrecognized tax benefits when an operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. ASU No. 2013-11 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2013. The Company is currently evaluating the impact of the adoption of the provisions of ASU No. 2013-11 on its consolidated financial statements.

Note 3– Restricted Cash

As at June 30, 2013, restricted cash includes $3,100 (September 30, 2012 - $3,100) of funds held by a vendor as security related to agency arrangements and $9,688 (September 30, 2012 - $2,441) advanced from third-party lenders in excess of consumer advances written to customers.

Note 4 – Consumer Advances Receivable, net

	September 30, 2012	June 30, 2013
Short-term advances receivable	$50,834	$65,813
Term loans receivable	569	—
Lines of credit advances receivable	849	753
Allowance for credit losses	(26,397)	(40,215)
Consumer advances originated by the Company	25,855	26,351
Acquired short-term advances and line of credit advances	6,585	6,496
	$32,440	$32,847

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 4 – Consumer Advances Receivable, net (continued)

a)	Consumer Advances Receivable Originated by the Company:

Age analysis of Consumer Advances Receivable:

	September 30, 2012	June 30, 2013
Current	$17,019	$16,593
1-30 days past due date	8,791	8,233
31-60 days past due date	3,934	3,114
61-90 days past due date	3,469	2,857
Greater than 90 days past due date	19,039	35,769
	52,252	66,566
Allowance for credit losses	(26,397)	(40,215)
	$25,855	$26,351

Analysis of Allowance for Credit Losses:

	Twelve Months Ended September 30, 2012	Three Months Ended June 30, 2013	Nine Months Ended June 30, 2013
Balance, beginning of period	$2,783	$38,559	$26,397
Provisions made for credit losses	31,004	7,587	24,130
Write-offs	(7,408)	(6,333)	(10,431)
Effect of foreign exchange translation	18	402	119
Balance, end of period	$26,397	$40,215	$40,215

Transfer of Short Term Advances

During the three and nine months ended June 30, 2013, the Company transferred $nil and $11,009, respectively, of gross short-term advances receivable to a third-party lender in exchange for cash. The gross advances were transferred at fair value and no gain or loss was recorded. The fair value of the transferred advances of $9,236 was determined using the gross value less a provision for credit losses of $1,773. Included in retention payments expense is $243 of participation fees paid to the third-party lender.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 4 – Consumer Advances Receivable, net (continued)

b)	Acquired Short-Term Advances and Line of Credit Advances

	September 30, 2012	June 30, 2013
January 31, 2012 short-term advances acquisition (Note 4b(i))	$6,585	$2,681
Fiscal Q2 2013 acquired line of credit advances (Note 4b(ii))	—	261
Fiscal Q3 2013 acquired line of credit advances (Note 4b(ii))	—	3,554
	$6,585	$6,496

(i)	January 31, 2012 Acquisition

On January 31, 2012, the Company acquired a portfolio of short-term advances from various third-party lenders. At the date of purchase, the undiscounted contractual cash flows of the acquired short-term advances portfolio totaled $319,906 and the expected cash flows at acquisition totaled $51,491. The Company recorded the fair value of the advances acquired of $50,014 as the carrying value of the acquired short-term advances as of the acquisition date. During the three months ended June 30, 2013, based on current collection trends, the Company revised its forecast of future cash flows related to this acquired portfolio. As a result, included in the provision for credit losses expense for the three and nine months ended June 30, 2013 is an impairment charge of $1,010 related to this acquired portfolio.

After accretion and collections of $46,323 and an impairment of $1,010, the remaining carrying value of the acquired short-term advances balance as of June 30, 2013 was $2,681 (September 30, 2012: $6,585).

(ii)	Purchase of Line of Credit Advances

Commencing in February 2013, in order to better facilitate the collections of past due advances on its brokered lines of credit products, the Company decided to purchase line of credit advances in Ontario from third-party lenders. All advances acquired during the three and nine months ended June 30, 2013 have been reported on a pooled basis according to the fiscal quarter of the acquisition.

Fiscal Q2 2013

Over the period from February 1, 2013 to March 31, 2013 the Company purchased line of credit advances from the third-party lenders for total consideration of $7,138, representing the total contractual value of the line of credit advances. The purchase price in excess of fair value of $756 was recorded in retention payments on the consolidated statement of operations in the quarter ended March 31, 2013. As at the acquisition dates, the undiscounted contractual cash flows of the acquired line of credit advances totaled $7,138 and the undiscounted expected cash flows totaled $6,412. The Company recorded the fair value of the line of credit advances acquired of $6,382 as the carrying value of the acquired loans on the acquisition date. During the three months ended June 30, 2013, based on current collection trends, the Company revised its forecast of future cash flows related to this acquired portfolio. As a result, included in the provision for credit losses expense for the three and nine months ended June 30, 2013 is an impairment charge of $125 related to this acquired

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 4 – Consumer Advances Receivable, net (continued)

(ii)	Purchase of Line of Credit Advances (continued)

Fiscal Q2 2013 (continued)

portfolio. After collections and accretion of $5,996 and impairments, the remaining carrying value of the acquired line of credit advances as of June 30, 2013 is $261.

Fiscal Q3 2013

Over the period from April 1, 2013 to June 30, 2013 the Company purchased line of credit advances from the third-party lenders for total consideration of $11,650, representing the total contractual value of the line of credit advances. The purchase price in excess of fair value of $2,171 is recorded in retention payments on the consolidated statement of operations. As at the acquisition dates, the undiscounted contractual cash flows of the acquired line of credit advances totaled $11,650 and the undiscounted expected cash flows totaled $9,717. The Company recorded the fair value of the line of credit advances acquired of $9,479 as the carrying value of the acquired loans on the acquisition date. After collections and accretion of $5,925, the remaining carrying value of the acquired line of credit advances as of June 30, 2013 is $3,554.

Note 5 – Other Receivables and Other Income

(a)	Other Receivables

	September 30, 2012	June 30, 2013
Due from investee corporations	$3	$33
Due from vendors for agency services	12,332	12,646
Other	7,606	1,579
	$19,941	$14,258

Long term portion:
Other	460	450
	$19,481	$13,808

Due from Vendors

Due from vendors includes $12,646 (September 30, 2012 - $12,332) of short term receivables from our vendors, with which the Company has agency arrangements to provide bank accounts, debit and prepaid Mastercard and insurance products to our customers. Included in this amount is $11,588 (September 30, 2012 - $10,492) due from one vendor.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 5 – Other Receivables and Other Income (continued)

(a)	Other Receivables (continued)

Other

Amounts included in Other are amounts related to the BC Consumer Protection compliance order (Note 11 (b)(ii)), the third party administration of the British Columbia class actions settlement fund as at September 30, 2012 (Note 11 (a)(i)), amounts from the sale of a business and other amounts due in the normal course of business.

(b)	Other Income

	Three Months Ended		Nine Months Ended
	June 30, 2012	June 30, 2013	June 30, 2012	June 30, 2013
Agency fee income	$9,643	$5,752	$30,989	$20,393
Other income	2,811	2,919	5,965	9,152
	$12,454	$8,671	$36,954	$29,545

Note 6 – Accrued Liabilities

	September 30, 2012	June 30, 2013

Class-action settlements Note 11 (a)	$11,448	$5,492
Accrued salaries and benefits	2,807	4,432
Amounts due to third party lenders - Note 12	5,782	9,688
Interest accrued on long-term debt - Note 8	2,540	6,349
Other accruals	5,305	4,581
	$27,882	$30,542

The amounts due to third-party lenders include funds made available by lenders but not yet advanced to customers, any liability under the lending agreement, any approved and unpaid retention payments, less repayments and interest amounts collected from customers. Amounts due to third-party lenders are non-interest bearing, unsecured and have no specified repayment terms.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 7 – Income Taxes

The effective income tax rate as a percentage of income (loss) before income taxes was 19.5% and 16.6% for the three and nine months ended ended June 30, 2013 respectively (for the three and nine months ended June 30, 2012 – 19.4% and 23.1%) compared to a statutory rate of 25.3%. The effective tax rate differs from the Company’s statutory tax rate primarily due to a valuation allowance which has been recorded against losses generated in the United Kingdom during the current period and the prior year.

As at June 30, 2013, the Company has a tax loss carry forward in the amount of $16,019 (September 30, 2012 - 9,826).

The Company’s tax filings for 2008 to present in Canada remain subject to examination by Canadian tax authorities. The Company’s tax filings for 2008 to present in the United Kingdom remains subject to examination by United Kingdom tax authorities.

Note 8 – Senior Secured Notes

On January 31, 2012, the Company issued, through a private placement in Canada and the U.S., $132.5 million of 11.5% Senior Secured Notes (the “Notes”).  The Notes mature on January 31, 2017 and bear interest on the aggregate principal amount from the date of issue at 11.5% per annum payable on a semi-annual basis in equal installments on January 31 and July 31 of each year, commencing in July of 2012. The notes were issued at a price of 94.608% resulting in an effective interest rate of 13.4%.

The Notes are guaranteed, jointly and severally, on a senior secured basis, by each of the Company’s existing and future restricted subsidiaries that guarantee indebtedness or indebtedness of any subsidiary guarantor under any carve-out for credit facility. The Notes are secured on a second-priority basis by liens on all of the Company’s and its restricted subsidiaries’ existing and future property subject to specified permitted liens and exceptions. Any future credit facility as well as certain other future debt will be secured by a first-priority lien on this collateral.

The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after July 31, 2014 at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to, but excluding, the redemption date if redeemed during the periods set forth below.

For the period below	Percentage
On or after July 31, 2014	103.084%
On or after January 31, 2015	102.091%
On or after July 31, 2015	101.127%
On or after January 31, 2016	101.194%
On or after July 31, 2016	100.000%

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 8 – Senior Secured Notes (continued)

Prior to July 31, 2014, the Company is entitled at its option on one or more occasions to redeem up to 35% of the aggregate principal amount of the Notes originally issued under a trust indenture (the “Trust Indenture”) at a redemption price of 111.5% of the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date if:

•	such redemption is made with the proceeds of one or more Equity Offerings as defined in the Trust Indenture;

•
at least 65% of the aggregate principal amount of the Notes (including additional notes) originally issued under the Trust Indenture remain outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company or any of its subsidiaries); and

•	the redemption occurs within 90 days of such Equity Offering.

If a change in control occurs, the holders of the Notes will have the right to require the Company to purchase all or a portion of the Notes, at a purchase price in cash equal to 101% of the principal amount of the Notes offered for repurchase plus accrued interest to the date of purchase.

As at June 30, 2013, the Company was in compliance with all of the covenants in the Trust Indenture.

Note 9 – Share Capital

(a)	Issued Share Capital

	Twelve Months Ended		Nine Months Ended
	September 30, 2012		June 30, 2013
	Number of Shares	Amount	Number of Shares	Amount
Authorized:
Unlimited common shares with no par value

Issued:

Balance, beginning of period	17,419,214	$46,149	17,496,646	$46,652
Transfer from contributed surplus for stock options exercised	—	211	—	182
Options exercised	77,432	292	75,167	257
Balance, end of period	17,496,646	$46,652	17,571,813	$47,091

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 9 – Share Capital (continued)

(b)	Options to Employees and Directors

The Company has a stock option plan for certain employees, officers and directors. Options issued under the plan have vesting terms that vary depending on date granted and other factors. All stock options must be exercised over specified periods not to exceed five years from the date granted.

	Twelve Months Ended		Nine Months Ended
	September 30, 2012		June 30, 2013
	Total Options for Shares	Weighted Average Price	Total Options for Shares	Weighted Average Price
Outstanding, beginning of period	979,168	$9.42	1,219,236	$8.84
Granted	325,000	5.88	120,000	2.60
Exercised	(77,432)	3.77	(75,167)	3.39
Expired	—	—	(87,667)	4.30
Forfeited	(7,500)	8.80	(40,001)	9.93
Outstanding, end of period	1,219,236	8.84	1,136,401	8.85
Exercisable, end of period	662,573	$8.87	588,066	$11.05

At June 30, 2013, the number outstanding, the weighted average remaining contractual life, the weighted average exercise price and the number of options exercisable are as follows:

Fiscal Year Granted	Number Outstanding	Weighted Average Remaining Term	Weighted Average Exercise Price	Number Exercisable
2009	169,733	9 mos.	$6.65	169,733
2010	366,668	19 mos.	12.81	366,668
2011	155,000	37 mos.	12.96	51,665
2012	325,000	55 mos.	5.88	—
2013	120,000	60 mos.	2.60	—
	1,136,401	35 mos.	$8.85	588,066

The Company is authorized to issue an additional 1,715,568 equity share options under its existing stock option plan.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 9 – Share Capital (continued)

(b)	Options to Employees and Directors (continued)

A summary of the status of the Company's nonvested share options as of June 30, 2013, and the changes during the twelve months ended September 30, 2012, is presented below:

	September 30, 2012		June 30, 2013
	Total Options	Weighted Average Price	Total Options for Shares	Weighted Average Price
Nonvested, beginning of period	473,336	$12.17	556,663	$8.80
Granted	325,000	5.88	120,000	2.60
Vested	(239,173)	11.51	(121,661)	12.98
Forfeited	(2,500)	8.80	(6,667)	10.30
Nonvested, end of period	556,663	$8.80	548,335	$6.50

The pre-tax intrinsic value of options exercised during the three and nine months ended June 30, 2013 was $nil and $93 respectively (twelve months ended September 30, 2012 - $162). The total fair value of options that vested during the three and nine months ended June 30, 2013, was $233 and $436 respectively (twelve months ended September 30, 2012 - $765).

As at June 30, 2013, the aggregate intrinsic value of options outstanding was $1 (September 30, 2012 - $296), while the aggregate intrinsic value of the options that are currently exercisable was $nil (September 30, 2012 - $296).

As at June 30, 2013, there was $555 of total unrecognized compensation costs related to non-vested stock options. The Company expects to recognize this expense over a weighted average period of 2.49 years.

For the three and nine months ended June 30, 2013, the total cash received for stock options exercised totaled $nil and $255 respectively ($292 for the year ended September 30, 2012).

Note 10 – Per Share Amounts

For the three and nine months ended June 30, 2013, the effect of dilutive securities was $nil. For the nine months ended June 30, 2013, there were 1,136,401 of stock options which were anti-dilutive and therefore were not considered in computing diluted earnings per share.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 11 – Litigation, Claims and Contingencies

(a)	Litigation and Claims

(i)	British Columbia

March 5, 2004 Claim

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants, The Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada (the “Code”). On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of the Company’s customers’ third-party lenders added to the claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against The Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, the above actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle and on February 28, 2010 the settlement was approved by the Court. Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount including legal expenses of $18,800, consisting of $9,400 in cash and $9,400 in credit vouchers. The credit vouchers can be used to pay existing outstanding brokerage fees and interest, to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced, or can be redeemed for cash from January 1, 2014 to June 30, 2014. The credit vouchers are not transferable and have no expiry date. After approved legal expenses of $6,438 were paid in March 2010, the balance of the settlement amount remaining to be disbursed was $12,362, consisting of $6,181 of cash and $6,181 of vouchers.

By September 30, 2010, the Company received approximately 6,300 individual claims representing total valid claims in excess of the settlement fund. As the valid claims exceed the balance of the remaining settlement fund, under the terms of the settlement agreement, the entire settlement fund of $12,362 was disbursed to claimants in November 2012. As at June 30, 2013, approximately $5.1 million of the $6.1 million cheques issued had been cashed and approximately $466 of vouchers had been redeemed.

In arriving at the liability recorded at the balance sheet date, the voucher portion of the settlement fund of $6,181 has been discounted using a discount rate of 16.2%. During the three and nine month period ended June 30, 2013, the Company recorded accretion expense of $217 and $644 respectively in interest expense. The total liability related to the settlement at June 30, 2013 is $5,392 (September 30, 2012 - $11,303).

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 11 – Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(i)	British Columbia (continued)

September 11, 2012 Claim

On September 11, 2012, an action under the British Columbia Class Proceedings Act was commenced in the Supreme Court of British Columbia by Roberta Stewart against The Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members who, on or after November 1, 2009 borrowed a loan from the Company, and that the Company charged, required or accepted an amount that is in excess of 23% of the amount loaned of the principal which is contrary to s. 17(1) of the Payday Loans Regulation and s. 112.02(2) of the Business Practices Consumer Protection Act (“BPCPA”) and charged, required or accepted an amount in relation to each cash card issued to a class member which is contrary to s. 112.04(1)(f) of the BPCPA; made the provision of each payday loan contingent on class members purchasing a cash card and services related thereto, contrary to s. 19(1) of the Payday Loans Regulation and s. 112.08(1)(m) of the BPCPA; and discounted the amount in the payday loan agreement to be the loan amount borrowed, by deducting and withholding from the loan advance an amount representing a portion of the total costs of credit, contrary to s.112.08(1)(e) of the BPCPA.

The class members, in an order pursuant to s. 112.10(2) and s. 172(3)(a) of the BPCPA are seeking that the Company refund all monies paid in excess of the loan principal of each payday loan, including the cash card fee amounts, the loan fees, and any other fees or charges collected by the Company in relation to the payday loan, damages and interest pursuant to the Court Order Interest Act at the rate of 30% compounded annually, as set out in the payday loan agreements or such other rate as the Court considers appropriate.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

(ii)	Alberta

January 19, 2010 Claim

The Company has been served in prior fiscal periods with a statement of claim issued in Alberta alleging that the Company is in breach of s. 347 of the Code (the interest rate provision) and certain provincial consumer protection statutes.

On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain of our customers’ third-party lenders, directors and officers added to the claim.

The Company agreed to a motion to certify the class proceeding if the third party lenders, officers and directors were removed as defendants. Class counsel agreed to the Company’s proposal. Consequently, the certification motion was granted in November of 2011.

The Company believes that it conducted its business in accordance with applicable laws and is defending the action vigorously. As at June 30, 2013, a total of $100 (September 30, 2012 - $100) has been accrued related to this matter. However, the likelihood of loss, if any, is not determinable at this time.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 11 – Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(ii)	Alberta (continued)

September 18, 2012 Claim

On September 18, 2012, an action under the Alberta Class Proceedings Act was commenced in the Alberta Court of Queen’s Bench by Kostas Efthimiou against The Cash Store Financial and Instaloans Inc. on behalf of all persons who, on or after March 1, 2010, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the plaintiff and class members by the Company in relation to the payday loans advanced were in excess of the loan principal are unlawful charges under the Payday Loan Regulation and therefore seek restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

June 3, 2013 Claim

On June 3, 2013, a statement of claim brought under the Alberta Class Proceedings Act was commenced in the Alberta Court of Queen's Bench by Darren Hughes against The Cash Store Financial Services Inc. and certain of its present and former directors and officers. The plaintiff alleges, among other things, that the Company made misrepresentations during the period from November 24, 2010 to May 24, 2013 regarding the Company's internal controls and financial reporting and the third-party loan portfolio acquisition.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

(iii)	Saskatchewan

On October 9, 2012, an action under the Saskatchewan Class Actions Act was commenced in the Saskatchewan Court of Queen’s Bench by John Ironbow against The Cash Store Financial and Instaloans Inc. on behalf of all persons who, on or after January 1, 2012, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the plaintiff and class members by the Company in relation to the payday loans advanced in excess of the loan principal are unlawful charges under the Payday Loan Regulation and therefore seek restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 11 – Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(iv)	Manitoba

April 23, 2010 Claim

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench ("Manitoba Court") by Scott Meeking against The Cash Store Financial and Instaloans Inc. proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who obtained a payday loan from The Cash Store Financial or Instaloans Inc. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Code.

On February 22, 2012, the Manitoba Court determined that large portions of the plaintiff’s claim could not proceed as they had already been resolved in a judgment and settlement approved by the Ontario Superior Court of Justice in 2008. To the extent that limited portions of the Ontario judgment were not enforced in Manitoba, the Company has appealed the Manitoba decision.

On January 30, 2013 a hearing was held where the appeal was heard. The court reserved its decision and to date, the decision has not been released.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

November 1, 2012 Claim

On November 1, 2012, an action was commenced in Manitoba under The Class Proceedings Act by Sheri Rehill against the Company, The Cash Store Inc., Instaloans Inc. and other defendants, on behalf of all persons who, on or after October 18, 2010, borrowed a loan from the Company in Manitoba where that loan met the definition of a “payday loan” as defined by the Payday Loans Act, S.S. 2007, c. P-4.3. The action alleges that the Company charged amounts in excess of the maximum allowable limit on the total cost of credit permitted by the Consumer Protection Act, R.S.M. 1987, c. C-200, as am., and the Payday Loan Regulation, Man. Reg. 99/2007, as am. The plaintiff pleads for restitution and repayment of all amounts paid by borrowers as a cost of credit for their payday loans, damages for an alleged conspiracy, and interest on all amounts alleged to be owing.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 11 – Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(v)	Ontario

August 1, 2012 Claim

On August 1, 2012, an action under the Ontario Class Proceedings Act was commenced in the Ontario Supreme Court of Justice by Timothy Yeoman against The Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members who entered into payday loan transactions with the Company in Ontario between September 1, 2011 and the date of judgment, that the Company operated an unlawful business model as the Company did not provide borrowers with the option to take their payday loan in an immediate liquid form and thereby misrepresenting the total cost of borrowing as the cost of additional services and devices should have been included.

The class members plead entitlement to damages and costs of investigation and prosecution pursuant to s. 36 of the Competition Act inclusive of the fees, interest and other amounts that the Company charged to the class members.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

June 3, 2013 Claim

On June 3, 2013, a statement of claim brought under the Ontario Class Proceedings Act was commenced in the Ontario Superior Court of Justice by David Fortier against The Cash Store Financial Services Inc. and certain of its present and former directors and officers. The plaintiff alleges, among other things, that the Company made misrepresentations during the period from November 24, 2010 to May 24, 2013 regarding the Company's internal controls and financial reporting and the third-party loan portfolio acquisition.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

(vi)	New York

May 20, 2013 Claim

On May 20, 2013, Globis Capital Partners, L.P. filed a civil claim against the Company and Gordon J. Reykdal, our Chief Executive Officer, in the United States District Court of the Southern District of New York for alleged violations of Sections 10(a) and 20(a) of the Securities Exchange Act of 1934 claiming unspecified damages. The Company has filed a motion to dismiss this claim. The likelihood of loss, if any, is not determinable at this time.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 11 – Litigation, Claims and Contingencies (continued)

(a)	Litigation and Claims (continued)

(vi)	New York (continued)

June 27, 2013 Claim

On June 27, 2013, proposed class action proceedings for violation of U.S. federal securities laws were commenced in the United States District Court of the Southern District of New York against the The Cash Store Financial Services Inc. and certain of its present and former officers on behalf of purchasers of the common stock of The Cash Store Financial Services Inc. during the period between November 24, 2010 and May 13, 2013, inclusive. The proposed class actions concern alleged misrepresentations made in the Company's quarterly and annual financial statements between November 24, 2010 and May 13, 2013. In particular, the complaints allege that the Company overvalued the consumer loan portfolio acquired from third-party lenders, overstated its net income, understated losses on its internal consumer loans portfolio, and understated its liabilities associated with the settlement of the British Columbia class action.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

(b)	Contingencies

(i)	Third-Party Lenders

The funding of advances for brokered products is provided to customers by third-party lenders. The Company has entered into business arrangements with a number of third-party lenders that have decided to lend to its customers. Pursuant to these agreements, services related to the collection of documents and information, as well as, loan collection services are provided to the third party lenders. The agreements also provide that the third party lenders are responsible for losses suffered as a result of uncollectible loans provided the required duties under the terms of the agreements have been properly performed by the Company. In the event the duties are not properly performed, the advances have defaulted and the third-party lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. The Company’s contingent risk is the balance of the third-party lender’s loan portfolio (short-term advances and lines of credit advances) which totaled $30,317 as at June 30, 2013 (September 30, 2012 - $27,792).

To date, no claims have been made by the third-party lenders and no payments have been made or accrued by the Company pursuant to this clause in the agreements. Risk is managed through compliance with the loan limits, procedures and selection criteria established by the third-party lenders.

(ii)	British Columbia Compliance Order

On March 23, 2012, the Company was issued a compliance order (the “Order”) and administrative penalty from Consumer Protection BC. The Order directs the Company to refund to all borrowers with loan agreements negotiated with the Company or its subsidiaries between November 1, 2009 and the date of the Order, the amount of any issuance fee charged, required or accepted for or in relation to the issuance of a cash card. The Order also directed the Company to pay an administrative penalty of $25 in addition to costs. The Company has agreed to abide by the Order.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 11 – Litigation, Claims and Contingencies (continued)

(b)	Contingencies (continued)

(ii)	British Columbia Compliance Order (continued)

On November 30, 2012, Consumer Protection BC issued a supplementary compliance order directing that unclaimed refund amounts to a maximum of $1.1 million be deposited into a consumer protection fund. The Company is appealing the supplementary compliance order; however, in accordance with a January 28, 2013 court order, during the three months ended March 31, 2013, the Company deposited $1.1 million in trust pending the outcome of the appeal. The estimated exposure with respect to this order is between $248 and $1.1 million including penalties, legal costs and additional costs. The Company has accrued $187 (September 30, 2012 - $248) related to the Order in other accruals as at June 30, 2013, and paid $61 for penalties and legal costs subsequent to September 30, 2012. The appeal was heard June 26, 27 and 28, 2013 however it is not known as to when a final decision will be reached.

(iii)	Special Investigation

The Company’s Audit Committee was made aware of written communications that contained questions about the acquisition of the consumer loan portfolio from third-party lenders in late January 2012 (the “Transaction”) and included allegations regarding the existence of undisclosed related party transactions in connection with the Transaction. In response to this allegation, legal counsel to a special committee of independent directors of the Company (the “Special Committee”) retained an independent accounting firm to conduct a special investigation.  The investigation followed a review conducted by the Company’s internal auditor under the direction of the Audit Committee of the Board, and the restatement by the Company in December 2012 of its unaudited interim quarterly financial statements and MD&A for periods ended March 31, 2012 and June 30, 2012.

The investigation covered the period from December 1, 2010 to January 15, 2013 and was carried out over four months.  It involved interviews of current and former officers, directors, employees and advisors of the Company and a review of relevant documents and agreements as well as electronically stored information obtained from Company computers and those of employees, former employees and directors most likely to have information relevant to the investigation.

The Special Committee has reported its findings on the allegations to the Board of Directors and, consistent with the recommendation made to the Board of Directors by the Special Committee, the Board of Directors has determined that no further corrections or restatements of previously reported financial statements and other public disclosures are required in relation to the Transaction.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 12 – Related Party and Other Transactions

(a)	The Cash Store Australia Holdings Inc. (“AUC”)

The Company owns 3,000,000 shares, or approximately 18.3% of the outstanding common shares of AUC, acquired at a price of $0.06 per share. As at June 30, 2013, the carrying amount of this investment is $nil (September 30, 2012 - $nil). At June 30, 2013, the aggregate quoted market value of the Company’s investment in AUC was $nil (September 30, 2012 - $570).

The Company previously provided administrative services to AUC. The Company had a services agreement with AUC to provide ongoing services such as financial and accounting support, administrative services, and the use of the Company’s information technology and telecommunication systems. The agreement lapsed on June 30, 2012.

Included in selling, general, and administrative expenses is a recovery of $nil for the three and nine months ended June 30, 2013 respectively (three and nine months ended June 30, 2012 - $95 and $284) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount. As at June 30, 2013, the Company has a $24 (September 30, 2012 - $3) receivable from AUC. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment.

(b)	RTF Financial Holdings Inc. (“RTF”)

The Company owns 6,000,000 shares, or approximately 15.7%, of RTF acquired at a price of $0.06 per share. As at June 30, 2013, the carrying amount of this investment is $nil (September 30, 2012 - $nil). No aggregate quoted market value of the Company’s investment in RTF exists as RTF is not publicly traded.

The Company had a services agreement with RTF to provide services such as financial and accounting support and contracts administrative services. The agreement lapsed on June 30, 2012.

Included in selling, general, and administrative expenses is a recovery of $nil for the three and nine months ended June 30, 2013 (three and nine months ended June 30, 2012 - $30 and $140 respectively) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount. As at June 30, 2013, the Company has a $9 (September 30, 2012 - $nil) receivable from RTF.

(c)	Third-party Lenders

(i)
A privately held entity that raises capital and provides advances to the Company’s customers (third-party lender) is controlled by the father of Cameron Schiffner, the Senior Vice President of Operations of the Company. In addition, Cameron Schiffner’s brother was a member of management of AUC and is a member of management of the third-party lender. The Company’s relationship with the third-party lender predates Cameron Schiffner’s employment with the Company. Included in retention payments are $107 and $932 for the three and nine months ended June 30, 2013 respectively (three and nine months ended June 30, 2012 - $263 and $3,990) of amounts paid or payable directly to this third-party lender. As at June 30, 2013 included in accrued liabilities is $1,467 (September 30, 2012 - $659) due to this third-party lender. This amount has also been included in the Company’s restricted cash balance. The Company’s contingent risk in this third-party lender’s loan portfolio totaled $1,290 as at June 30, 2013 (September 30, 2012 - $7,240).

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 12 – Related Party and Other Transactions (continued)

(c)	Third-party Lenders (continued)

As part of the acquisition of the short-term advances portfolio on January 31, 2012 as described in Note 4, $45,520 of the total purchase consideration was paid to this third-party lender, of which $14,407 is an estimate of this third-party lender’s proportionate share of the expense to settle pre-existing relationships, which was approximated based on the proportion of the consideration paid to each third-party lender. The acquisition agreement was signed on behalf of the third-party lender by Cameron Schiffner’s brother.

As part of the acquisition of the lines of credit advances over the period from February 1, 2013 to June 30, 2013 as described in Note 4, $nil and $2,427 of the total purchase consideration for the three and nine months ended June 30, 2013 was paid to this third-party lender, of which the loss on acquisition of $nil and $275 for the three and nine months ended June 30, 2013 was included in retention payment expenses.

(ii)
An immediate family member of Michael Shaw, a former director of the Company, advanced funds to a privately held entity that raised capital and provided loans to the Company’s customers (third-party lender) and acted as a third-party lender prior to the acquisition of the consumer loans portfolio on January 31, 2012. The Company’s relationship with the third-party lender predates Michael Shaw’s directorship with the Company. Bruce Hull, who was a director of AUC, also advanced funds to this third-party lender. There have been no transactions between the Company and this third-party lender subsequent to January 31, 2012. Included in retention payments for the three and nine months ended June 30, 2012 are $nil and $1,377 respectively paid or payable directly to this third-party lender. The Company’s contingent risk in this third-party lender’s loan portfolio totaled $nil as at June 30, 2013 (September 30, 2012 - $nil).

As part of the acquisition of the short-term advances portfolio on January 31, 2012 as described in Note 4, $23,944 of the total purchase consideration was paid to this third-party lender, of which $7,578 is an estimate of this third-party lender’s proportionate share in the expense to settle pre-existing relationships which was approximated based on the proportion of the consideration paid to each third-party lender.

On July 31, 2013, Michael Shaw resigned from the board of the Company and is no longer a related party.

(iii)
A privately held entity that began acting as a third-party lender after January 31, 2012 is controlled by Bruce Hull, who is a former director of AUC. Included in retention payments are $2 and $8 for the three and nine months ended June 30, 2013 respectively (three and nine months ended June 30, 2012 - $15 and $20) paid or payable directly to this third-party lender. As at June 30, 2013, included in accrued liabilities is $163 (September 30, 2012 - $166) due to this third-party lender. The Company’s contingent risk in this third-party lender’s loan portfolio totaled $177 as at June 30, 2013 (September 30, 2012 - $171). On June 18, 2013, Bruce Hull resigned from the board of AUC and is no longer a related party.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 13 – Financial Instruments

(a)	Classification of Financial Instruments

The Company has made the following classifications: cash as held-for-trading, other receivables, consumer advances receivables and long term receivable as loans and receivables, and accounts payables and accrued liabilities, obligations under capital leases and other obligations, and senior secured notes as other financial liabilities.

(b)	Fair Values

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy based on the reliability of inputs are as follows:

•	Level 1 – inputs are unadjusted quoted prices of identical instruments in active markets.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 – inputs used in a valuation technique are not based on observable market data in determining fair values of these instruments.

The fair values of financial instruments are determined with respect to the hierarchy that prioritizes the input to fair value measurement. In the absence of an active market, the Company determines fair value by using valuation techniques that refer to observable market data or estimated market prices. Fair values are inherently judgmental, thus the estimated fair values do not necessarily reflect amounts that would be received or paid in case of immediate settlement of these instruments. The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The fair value of consumer advances receivable, net (Level 3 measurement) and other receivables, accounts payable and accrued liabilities (Level 2 measurements) approximate their carrying values due to the relatively short-term nature of these balances. The fair value of obligations under capital leases and senior secured notes are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk for similar terms and types of arrangements. Based on estimates, the fair values (a Level 2 measurement) of the Company’s obligations under capital lease and other obligations and senior secured notes as at June 30, 2013 and September 30, 2012 are not significantly different than their carrying value.

THE CASH STORE FINANCIAL SERVICES INC.
NOTES TO THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012

(in thousands, except share and per share amounts)
(unaudited)

Note 14 – Segmented Information

The Company conducts business through two operating segments; Canada and the United Kingdom. The segments were determined based on information that the Chief Executive Officer and Chief Operating Officer review. For certain disclosure requirements the Company’s two operating segments have been aggregated together based on the similar nature of the operations, customers and regulatory environment.

	Three Months Ended		Nine Months Ended
	June 30, 2012	June 30, 2013	June 30, 2012	June 30, 2013
REVENUE
Canada	$45,947	$43,924	$129,606	$134,910
United Kingdom	2,711	2,404	6,989	7,578
	$48,658	$46,328	$136,595	$142,488

	September 30, 2012	June 30, 2013
LONG-LIVED ASSETS
Canada	$99,972	$91,515
United Kingdom	2,630	2,771
	$102,602	$94,286

Long-lived assets include property and equipment, intangible assets and goodwill.

Note 15 – Subsequent Event

Litigation and Claims

Quebec

On July 11, 2013, a statement of claim brought under the Quebec Class Proceedings Act was commenced in the Quebec Superior Court of Justice by Marianne Dessis and Jean-Jacques Fournier against The Cash Store Financial Services Inc. and certain of its present and former directors and officers. The plaintiff alleges, among other things, that the Company made misrepresentations during the period from November 24, 2010 to May 24, 2013 regarding the Company's internal controls and financial reporting and the third-party loan portfolio acquisition.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.